FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 27, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS announces further sale of a North American loan portfolio to Mizuho

The Royal Bank of Scotland Group plc (“RBS”) has entered into a definitive agreement with Mizuho Bank, Ltd. (“Mizuho”), a wholly-owned subsidiary of the Mizuho Financial Group, for the sale of a further portfolio of corporate loan commitments. This transaction follows the announcement on 26 February 2015 of a sale to Mizuho of a portfolio of US and Canadian loan commitments.

This additional portfolio sold to Mizuho comprises $5.6bn of loan commitments, including $0.5bn of drawn assets as of 28 February 2015, and generated a profit after tax in the region of approximately $20m in the year to 31 December 2014. The cash consideration will be approximately $0.5bn, generating a loss on disposal, net of unamortised fees, of around $30m (£20m). Final cash consideration and loss will depend upon settlement date portfolio balances. Sale proceeds will be used for general corporate purposes.

The transaction is expected to be substantially complete by the end of Q3 2015.

The original transaction announced on 26 February 2015 remains on track and is subject to progressive closing as customer and agent banks’ consents are obtained. Together with the announced sale to Mizuho in late February, approximately two thirds of our North American corporate loan portfolio and associated commitments identified for exit have now been disposed of.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media Relations
+44 (0) 131 523 4205

This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	April 27, 2015	By:	/s/ Alan Mills
			Name:	Alan Mills
			Title:	Assistant Secretary